Harbin Electric, Inc.
No. 9 Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu
Harbin Kai Fa Qu, Harbin, People’s Republic of China 150060

October 27, 2008

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-0102

Re:	Harbin Electric, Inc.
Registration Statement on Form S-1
File No. 333-152499

Ladies and Gentlemen:

Harbin Electric, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated to 4:00 p.m. on Tuesday, October 28, 2008, or as soon thereafter as practicable.

The Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Harbin Electric, Inc.

By:  /s/ Tianfu Yang

Name: Tianfu Yang
Title: Chief Executive Officer